DAVIDOFF HUTCHER & CITRON LLP

605 Third Avenue

New York, New York 10158

Tel:  (212) 557-7200

March 18, 2014

Ms. Amanda Ravitz

Assistant Director
Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Blue Earth
Registration Statement on Form S-1
Last Filed January 29, 2014
File No.: 333-189937

Dear Ms. Ravitz:

As counsel to Blue Earth, Inc. (the “Company”), we are responding to the Staff’s Comment Letter dated February 10, 2014.  The comments are repeated in the order set forth in the comment letter with our responses to follow in order.  The Company has filed Amendment No. 4 to its Registration Statement on Form S-1 on this date.

Overview, page 3

1.

We note your response to prior comment 4.  Please disclose any material hurdles that you have encountered in generating revenues from the operations of Castrovilla and Xnergy. In this regard, we note your disclosure in the penultimate paragraph on page F-31 that "Xnergy has an alternate energy pipeline of opportunity of approximately $585 million" and that you mentioned in Item 7.01 of your Form 8-K filed on October 19, 2011 that the combined revenues forecasted for Castrovilla and Xnergy were "$20 million on a conservative basis and $55 million on a moderate basis." Also, clarify whether you have resolved such hurdles in the operations of Castrovilla and Xnergy.

RESPONSE NO. 1:

This comment has been complied with on page 4 under the heading “Prospectus Summary - The Company - Corporate Strategy - Solar EPC” and page 29 Business, as well as on page F-24 as described below:

In order to be successful, the Company relies on funding for its numerous projects in all divisions.  Projects that have written customer/client commitments but are not financed are considered pipeline.  As project finance is arranged, projects are moved from pipeline to backlog status.  Once construction commences, projects become work in progress.  Management believes projects projected for 2014 performance will be financed.  Historically, the Company’s pipeline for acquisitions was large and generally unrealized due partially to an inability to finance projects.

The disclosure on page F-25 under the heading “Xnergy Inc. and Subsidiary,” as well as the disclosure in the Company’s Form 8-K filed on October 19, 2011, were both forecasts.  Those forecasts, as well as any others, were accurate when they were made in 2011 when Castrovilla and Xnergy were acquired by the Company.  They were the basis for which the Company calculated the respective purchase prices for the two companies.  The second paragraph of the Xnergy footnote on page F-25 in the 2013 financial statements has been revised concerning the pipeline to state that, “all of which is subject to obtaining project financing.”

Corporate Strategy, page 4

2.

We note your response to prior comment 6.  When you refer in your filing to a $300 million pipeline, please include clear disclosure of any material reasons why you may not receive that amount, such as the financing mentioned in the last two paragraphs on page 32.

RESPONSE NO. 2:

As per our prior response on January 24, 2013, the pipeline is based upon contractually committed solar revenues for which the Company was granted the rights for engineering, procurement and construction when it invested $6.5 million.  This contract is not conditioned upon the Company raising additional funds and the Company has made all payments required to date.

3.

We note your response to prior comment 7.  Please continue to revise your disclosure throughout to avoid reliance on abbreviations and other jargon so that the terms you use are understandable.   For example, we note your references on page 42 to "Key Members" and "Initial  Project (as defined)" and your references on page 57 to "Good  Reason (as defined)," "Cause (as defined)" and "competitive  business (as defined)."

RESPONSE NO. 3:

Prior comment No. 7 was complied with.  We have continued to revise disclosure throughout to avoid abbreviations and other jargon.  The reference to “per Initial Project (as defined)”; (the “Merger Consideration”) and other definitions (such as the “Stockholders”) were deleted.  References on page 49 to Cause, Good Reason, Without Cause, and competitive business are no longer initial capitalized and followed by (“as defined”).

Our business depends in part, page 11

4.

We note your response to prior comment 17.  Please continue to update your disclosure throughout.   For example, we note that you refer in the first paragraph on page 12 to production tax credits for the generation of electricity from wind projects.  However, the production tax credit expired at the end of 2013. As another example, we note your disclosure in the penultimate paragraph on page 58 about the number of options issued and outstanding as of December 31, 2012.  Please note that the above examples are only examples of disclosure that you should update.

RESPONSE NO. 4:

This comment has been complied with.  The Company has continued to update all outstanding stock issues.  The production tax credits for the generation of electricity from wind projects which have expired has been deleted.  However, the solar credits are available through 2016, and therefore, remain in the prospectus.

Existing regulations, and changes to such regulations, page 13

5.

We note your responses to prior comments 10 and 16.  However, we have not yet received the support and copies that we requested in those comments.  Therefore, please provide the requested support and copies.

RESPONSE NO. 5:

Responses to prior comments 10 and 16 were provided to the Staff (Attention:  Amanda Ravitz) on February 6, 2014 and filed under EDGAR correspondence.  Additional support and copies were provided to the Staff on March 13, 2014 and filed under EDGAR correspondence.

Our credit facilities and debt instruments, page 17

6.

We  note your response to prior comment 8.  As we requested in prior comment 8, please expand the appropriate section, such as "Liquidity  and Capital Resources," to disclose the material conditions of funding and other material terms of the line of credit, such as the interest rate and when the line of credit expires.

RESPONSE NO. 6:

This comment has been complied with on page 26 in the 10th paragraph under Liquidity and Capital Resources as of December 31, 2013.  The risk factor on page 15 was cross-referenced in this paragraph under “Liquidity and Capital Resources.”

Exercise of options and warrants and conversion of preferred stock, page 22

7.

We note your response to prior comment 12.  Please update the disclosure in this section regarding the number of outstanding options, warrants and derivative securities.  We note your disclosure in this section that you issued approximately 6,152,000 warrants exercisable at $.01 per share as of November 30, 2012; however, you refer in your prospectus cover page to approximately 7,300,000 warrants exercisable as $.01 per share.

RESPONSE NO. 7:

This comment has been complied with on page 19.  The outstanding securities have been updated as of March 4, 2014.  The number of warrants exercisable at $0.01 on page 19 has been updated to 7,300,000 consistent with the cover page.

Liquidity and Capital Resources, page 32

8.

Please update the disclosure in the seventh paragraph of this section regarding the $1,600,000 payable through promissory notes, such as whether you have received the $1,600,000, who owes you the $1,600,000, whether they are named as selling shareholders in this filing and if they were standby purchasers.  In addition, disclose the material terms of the promissory note, such as when the note is due and the interest rate.

RESPONSE NO. 8:

This comment has been complied with in the fifth paragraph under “Liquidity and Capital Resources.”

Xnergy Plan of Merger, page 41

9.

Please update the disclosure in the first paragraph on page 42 to clarify whether Messrs. Davis and Patalano received bonuses for "earnings above certain thresholds for the three years ending December 31, 2013."

RESPONSE NO. 9

This comment has been complied with.  The second paragraph under “Xnergy Plan of Merger” on page 35 has been revised to state that the minimum thresholds were not met.  Effective February 17, 2014, the bonus opportunities no longer exist, as Messrs. Davis and Patalano currently serve as consultants and are no longer officers, directors or employees of Xnergy.

Management, page 51

10.

Please revise your disclosure regarding the business experience of your new directors to clarify how you have addressed their experience during the last five years.

RESPONSE NO. 10:

This comment has been complied with on pages 44-45.

Director Compensation/Consulting Agreements, page 54

11.

Please provide the director compensation table and the narrative to the table required by Item 402(r) of Regulation S-K.  In this regard, we note your disclosure in the last paragraph on page 54 that in April 2013 you granted warrants to Mr. Cagan in consideration for his serving as an emergency financing source.

RESPONSE NO. 11:

This comment has been complied with on page 51.

Executive Compensation, page 55

12.

Please provide the disclosure required by Regulation S-K Item 402(n)(2)(vi) and the Instruction to Item 402(n)(2)(v)  and (vi).

RESPONSE NO. 12:

This comment has been complied with on page 47.  The Executive Compensation Table disclosure is pursuant to Item 402(c)(2)(v) and (vi), as the Company is no longer a smaller reporting company.

13.

Your disclosure in the first paragraph on page 55 that "No other executive officer had compensation in excess of $100,000 during the last fiscal year" is unclear in view of section 4.1 of the agreements with Messrs. Davis and Palatano filed as exhibits 10.1 and 10.2 to your Form 8-K filed on September 13, 2011 which indicate that their base salaries for the year ended December 31, 2013 were $140,000 and $300,000, respectively.

RESPONSE NO. 13:

Messrs. Davis and Patalano were not executive officers, even though the terms of their employment agreements were disclosed.

Outstanding Equity Awards at Fiscal Year-End, page 55

14.

Please update the disclosure in this section.  We note that you provided the disclosure in this section as of December 31, 2012.

RESPONSE NO. 14:

This was a typographical error and has been changed to December 31, 2013.

Employment  Agreements,  page 56

15.

Please expand the disclosure on page 57 regarding Mr. Potts to clarify whether the pending acquisition has occurred and whether he received the common shares.  Also, quantify the number of shares that he received as a result of the acquisition.  In addition, please disclose that he received warrants to purchase 1,200,000 shares exercisable at $1.18 per share for ten years.  We note that the issuance of the warrants is mentioned in Exhibit C of Exhibit 10.42.

RESPONSE NO. 15:

This comment has been complied with on page 49.  The disclosure has been revised to state that Mr. Potts received the 3,070,000 shares of common stock, as well as warrants to purchase 1, 200,000 shares of common stock, upon the acquisition of IPS.

Equity Incentive Plan, page 58

16.

Please update the disclosure in the third and fifth paragraphs in this section to state whether the Castrovilla operations exceeded the EBITDA levels and the status regarding the billing of the petroleum sites.   Also, update the disclosure in the penultimate paragraph on page 58 regarding the number of options issued and outstanding.

RESPONSE NO. 16:

This comment has been complied with. Castrovilla operations did not achieve targeted EBITDA levels.  The number of outstanding options had been updated to March 4, 2014.

Certain Relationships and Related Transactions,  page 60

17.

Please expand the disclosure to include the approximate dollar value of the amounts involved in the transactions mentioned in this section.  See Item 404(a)(3) of Regulation S-K.

RESPONSE NO.17:  This comment has been complied with.

Consulting Agreement/Warrants, page 61

18.

Please expand the disclosure in this section to discuss the "services rendered" by Mr. Cagan mentioned in footnote 4(h) on page 60.

RESPONSE NO. 18:

This comment has been complied with.  In addition, footnote (4) concerning Laird Cagan on page 53, as well as “Director Compensation” on page 51, have both been cross-referenced to “Certain Relationships and Related Transactions and Directors Independence” on page 53.  The discussion concerning Laird Cagan has been updated to include the grant of warrants as of January 1, 2014.

Selling Stockholders,  page 61

19.

We note your response to prior comment 25.  Please continue to revise your disclosure to ensure that the footnotes on pages 66-67 correspond to the selling stockholders mentioned in the table on pages 63-66.  In this regard, it does not appear that the information in footnotes 31 and 37 corresponds to Jim Mao and Michael Bayes mentioned in the table on pages 64 and 66, respectively.   Also, you have not included in the table references to footnotes 29 and 33 mentioned on page 67.

RESPONSE NO. 19:

This comment has been complied with.  The reference to footnote 31 for Jim Mao was in error, as it was supposed to be footnote 33, together with the reference to footnote 40 for Jim Mao.  The reference to footnote 37 for Michael Bayes (“Shares issued for services rendered”) was changed to footnote 38.  The reference to footnote 36 for 360 Partners LLC has been changed to footnote 37.  Footnote 29 now appears in the table next to Broadway Family Group LLC.

20.

We note your response to prior comment 27.  Please expand the disclosure in the footnotes to the table to identify the selling stockholders,  if any, who were standby purchasers that exercised  the Class A warrants mentioned  in the first paragraph on page 70.

RESPONSE NO. 20:

None of the Selling Stockholders were standby purchasers who exercised Class A Warrants.

21.

We note that you filed a prospectus supplement on October 23, 2013 in connection with your notice of redemption letter issued on October 7, 2013.  Please tell us with specificity where in the prospectus supplement you disclosed an assignment to a standby purchaser who was identified as an underwriter.  In this regard, we note your disclosure in the second paragraph on page 22 of your amendment to your Form S-1 filed on November 23, 2012 that you would file a prospectus supplement or post-effective amendment to disclose any warrant redemption and assignment to a standby purchaser who would be identified as an underwriter.

RESPONSE NO. 21:

No assignments were made to any standby purchaser who was acting as an underwriter.

22.

We note your response to prior comment 28.  Please disclose the natural person or persons who have voting and/or investment control for the shares held by CKC LLC, Cricket Trust and Lady Bug Trust.

RESPONSE NO. 22:

This comment has been complied with in Footnote 11 to the Selling Stockholder Table.

Securities Offered under this Prospectus, page 69

23.

Please clarify whether you have entered into agreements with standby purchasers in connection with securities offered under this prospectus.  In this regard, we note your disclosure in the sixth bullet point on page 69.

RESPONSE NO. 23:

This comment has been complied with.  No agreements have been entered into with standby purchasers so the section has been revised to read prospectively “who agree to be standby purchasers.”

Recent Sales of Unregistered  Securities, page II-2

24.

Please provide the disclosure required by Item 701 of Regulation S-K concerning the issuance of shares upon the exercise of warrants by non-affiliated third parties mentioned in the penultimate paragraph on page 60.  We note your disclosure on page 60 that Messrs. Thomas and Francis assigned the warrants to the third parties.

RESPONSE NO. 24:

The shares issued upon exercise of warrants assigned to non-affiliated third parties were all issued under an effective registration statement.  Therefore, they are not registered securities required to be described pursuant to Item 701 of Regulation S-K

Exhibits, page II-6

25.

We note that you plan to file a request for confidential treatment for portions of exhibits to your registration statement.  We will provide any comments on your request separately. Please resolve all comments regarding your request prior to requesting effectiveness of the registration statement.

RESPONSE NO. 25:

The Company will comply with  this comment.

26.

We note your response to prior comment 23.  Please file as exhibits the agreements with Mr. Lies mentioned in the last sentence on page 57.

RESPONSE NO. 26:

This comment has been complied with.  The Independent Consulting Agreement effective November 15, 2011, as amended, as well as the warrants issued to Mr. Lies, have been filed on exhibits to amendment no. 4 to the Registration Statement.

27.

We note your response to prior comment 33.  However, it does not appear that you filed as exhibits your amended employment agreements with Dr. Thomas and Mr. Francis mentioned on pages 56 and 57.  Therefore, please file the agreements as exhibits as we requested in our prior comment.

RESPONSE NO. 27:

There are no amendments to Dr. Thomas’ and Mr. Francis’ employment agreements.  They were extended by Board of Director resolutions.

28.

We note that you filed a Form 8-K on February 6, 2014.  However, exhibits A and B are missing from exhibits 10.02 and 10.03 to your Form 8-K.  Please file the complete exhibits.

RESPONSE NO. 28:

This comment has been complied with.  We have refiled as Exhibits 10.62 and 10.63 to the Registration Statement, exhibits 10.02 and 10.03 with Exhibit B.  Exhibit A to Exhibit 10.02, an “Assignment of Membership Interests” was never prepared and signed.

Exhibit 10.58

29.

We note your response to prior comment 34.  Please file your strategic agreement dated October 10, 2013 and your amended strategic agreement dated October 23, 2013 as separate exhibits that are separately numbered and described in your exhibit index rather than combining the two agreements as you currently do in exhibit 1 0.58.

RESPONSE NO. 29:

This comment has been complied with.  We have refiled these exhibits.

If you have any questions, please do not hesitate to contact the undersigned at 646-428-3210.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

/s/ Elliot H. Lutzker

Elliot H. Lutzker

cc:  Dr. Johnny R. Thomas